Exhibit 99.1

Crescent Point Energy Confirms November 2018 Dividend

CALGARY, Nov. 15, 2018 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) confirms that the dividend to be paid on December 17, 2018, in respect of November 2018 production, for shareholders of record on November 30, 2018, will be CDN$0.03 per share.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:http://www.prnewswire.com/news-releases/crescent-point-energy-confirms-november-2018-dividend-300751393.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2018/15/c6178.html

%CIK: 0001545851

For further information: Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets; Shant Madian, Vice President, Investor Relations and Corporate Communications, Telephone: (403) 693-0020, Toll-free (US and Canada): 888-693-0020, Fax: (403) 693-0070, Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S., crescentpointenergy.com

CO: Crescent Point Energy Corp.

CNW 11:30e 15-NOV-18